UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-40850

Exscientia plc

(Translation of registrant’s name into English)

The Schrödinger Building

Oxford Science Park

Oxford OX4 4GE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting

On 22 April, 2022, Exscientia plc (the “Company”) distributed a notice of annual general meeting to be held at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom on 18 May, 2022 at 9:00 a.m. (British Summer Time) (the “AGM”), a form of proxy, and its annual report and accounts for the year ended 31 December, 2021 (the “UK Annual Report”) to the holders of the Company’s ordinary shares in connection with the Company’s AGM. The notice of AGM and the form of proxy are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

On or about 22 April, 2022, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting instruction cards to ADS holders to enable ADS holders of record as of 18 April, 2022 to instruct the Depositary to vote the ordinary shares represented by their ADSs. The Depositary’s notice of AGM to ADS holders and the ADS voting instruction card are furnished as Exhibits 99.3 and 99.4, respectively, to this report on Form 6-K.

The UK Annual Report and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://investors.exscientia.ai/financials-and-filings.

The information contained in this report on Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual General Meeting.
99.2	Form of Proxy.
99.3	Depositary’s Notice of Annual General Meeting.
99.4	American Depositary Share Voting Instruction Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	22 April, 2022	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer